ORBIS

Warszawa , 2004-05-31

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

04030736

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 17/2004.
Best regards

Krzysztof Gerula

Vice President

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

dlg 6/17

SEC MAIL PROCESSING
RECEIVED
JUN 14 2004
WASH. D.C. 155 SECTION

Current report 17/2004

concerning executing transactions to hedge a tranche of credit facility in Euro drawn to partially finance the acquisition in 2003 of 100% shares in the company Hekon-Hotele Ekonomiczne S.A. against forex risk.

Referring to the information concerning acquisition of shares in the company Hekon-Hotele Ekonomiczne S.A. provided in current reports no 13/2003 and no 30/2003, the Management Board of Orbis S.A. hereby informs that on May 28, 2004, the Company acknowledged a confirmation (by signing it with the bank Societe Generale S.A. Branch in Poland) of executing three transactions at terms and conditions of executing swap transactions agreed upon with the said bank, to hedge against forex risk a tranche of a credit facility incurred by the Company from a bank syndicate led by Credit Lyonnais (report no 7/2001), drawn for the purpose of a partial financing of acquisition of the company Hekon Hotele Ekonomiczne S.A.

The executed transactions implement the strategy adopted by the Management Board of Orbis S.A. relating to risk management policy. The last payment (according to credit repayment schedule) is in January 2008. Execution of the above-mentioned CCIRS transactions hedging an amount of credit exceeding the equivalent of 10% of the Company's equity against risk makes these contracts material.